SHAREHOLDER UPDATE

Review of Second Quarter and Outlook for Third Quarter, 2013

Vancouver, Canada – August 6, 2013 – Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in the 2nd Quarter, and its plans for the 3rd Quarter, 2013.

Q2 Review

•      Canarc executed two agreements to purchase the previously optioned Windfall Hills gold properties in central BC for 2 million shares, subject to net smelter return royalties on production. Canarc has outlined an initial drill target for bulk tonnage, open pit gold mineralization and the properties appear to have good potential for the discovery of additional mineralized zones.

•      The Company purchased these two prospective gold properties to eliminate significant future cash payments under the two previous option agreements, reduce the total acquisition costs and provide more flexibility in bringing in a partner to drill them.

•      At the annual general meeting in June, shareholders voted in favour of all items of business, including setting of the number of directors at three, electing each director nominee, implementing an advance notice policy for the nomination of directors, appointing Smythe Ratcliff LLP as auditor, authorizing the board of directors to fix the auditor's remuneration for the ensuing year, and approving the amended employee incentive stock option plan.

•      At the board of directors meeting following the annual general meeting, Bradford Cooke was reappointed chair of the board of directors and the disclosure committee; Bruce Bried was reappointed chair of the audit committee, and corporate governance and nominating committee; and Leonard Harris was reappointed chair of the compensation committee. All management nominees were also reappointed.

•      Canford Capital continued to work on financing an option and joint venture on the New Polaris gold mine project and introduced Canarc to a possible new strategic partner. Management started seeking other possible partners for New Polaris and continued to seek out opportunities for producing or advanced development stage gold mine acquisitions to complement New Polaris.

Q3 Outlook

•      Management’s focus will remain on trying to consummate a major transaction with a new partner to develop the New Polaris gold mine project. A number of prospective new partners contacted the Company about New Polaris in July, and initial discussions are now underway.

•      Management continues to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value.

Bradford Cooke, Chairman and CEO, commented, “Gold prices appear to have completed a round trip from $1300 per oz in August, 2010 to $1900 per oz in August 2011 and back to $1300 per oz today, a harsh reminder of how volatile the precious metals have become. But the bottom of this correction now appears to have been put in, and our outlook is for a modest recovery to year-end.”

"With continuing record government debts and deficits in the United States, Europe and Japan, and only modest economic recoveries to date, global investors recognize that quantitative easing cannot continue at the same pace, and the U.S. dollar, equity and bond markets may be topping. Gold could resume its role as a hedge against financial crisis and currency debasement in the near-term.”

"In this market environment, Canarc management continues to generate expressions of interest from prospective partners for the development of the New Polaris gold mine project, as well as seeking attractive acquisition opportunities in the gold mining sector that can be financed by partners or debt."

Canarc Resource Corp.

Per:

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently seeking to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage, and to acquire its first operating gold mine in North America. Canarc is also focused on finding partners to explore its Windfall Hills gold properties in central BC and the Tay LP gold property in the Yukon Territory.

For More Information - Please contact:

Gregg Wilson, Vice-President (Investor Relations), or Maelle Trevedy, Investor Relations Assistant

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: info@canarc.net

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.